Mail Stop 3561

July 29, 2009

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

> **Re:** **Union Pacific Corporation**
> **File No. 001-06075**
> **Form 10-K: For the fiscal year ended December 31, 2008**
> **Form 10-Q: For the quarterly period ended March 31, 2009**
> **Form 8-K furnished on April 23, 2009**

Dear Mr. Knight:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Financial Condition, page 56

1. We note that your company's reported "Investments" balances were $974 million and $923 million as of December 31, 2008 and December 31, 2007, respectively. However, it does not appear that you have discussed your company's investments

in the footnotes to your financial statements. Please tell us and disclose the nature of the investments reported on your balance sheet. In this regard, please refer to the disclosure requirements of paragraphs 19 through 22 of SFAS No. 115 and paragraph 20 of APB Opinion No. 18, as applicable. Furthermore, to the extent that your investments are measured at fair value, please expand your footnote regarding fair value measurements (e.g., Note 11 to your financial statements for the period ended December 31, 2008) to provide the disclosures outlined in paragraphs 32 through 35 of SFAS No. 157.

2. We note that your consolidated statement of financial condition and your consolidated statements of changes in common shareholders' equity do not give retroactive effect to the change in the number of issued and outstanding common shares resulting from your company's May 28, 2008 two-for-one stock split. In this regard, please revise the disclosure on the face of the aforementioned financial statements to reflect your stock split. Alternatively, tell us why you do not believe that such revisions are necessary. Refer to SAB Topic 4:C for further guidance.

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 59

3. We note from the "Business" section of your Form 10-K that revenue from Mexico business was approximately 9% of your company's total reported operating revenue for both fiscal year 2008 and fiscal year 2007. We also note that your company's rail lines connect with Canada's rail systems. Given the aforementioned observations, please expand your discussion of "Operations and Segmentation" in Note 1 to disclose the amount of revenue from external customers that is attributable to foreign countries, as well as your basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS No. 131 for further guidance.

Note 9. Properties

Property and Depreciation, page 76

4. We note from your disclosures that the STB reviews and approves certain of your information and that this impacts your financial results and certain aspects of your accounting. For example, we note that the STB reviews and approves your depreciation rate studies, among many other items. In this regard, please supplementally describe for us the nature and purpose of STB's various reviews, including the types of information they review, the specific purpose of each review, and how and why the reviews impact your financial results and aspects of your accounting. Please be detailed in your response.

5. You state that the cost (net of salvage) of depreciable rail property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. Please supplementally clarify for us whether the cost to which you refer is gross or net of depreciation. If net of depreciation, please tell us how you track and identify the carrying values (i.e., costs less accumulated depreciation) of individual rail assets upon retirement or replacement, given that (i) their capitalized costs are depreciated using a group method of depreciation and (ii) labor, overhead, and indirect costs related to construction and replacement projects comprise a significant portion of those capitalized costs. In addition, please clarify for us whether losses related to the remaining carrying values of retired or replaced rail assets are reported in your income statements. If so, please tell us the amounts for each of the last three fiscal years and the line item that includes such amounts. Please consider providing an example of the journal entries typically recorded in connection with the retirement or replacement of rail assets as part of your response.

6. You state that you use a "unit of production convention" to depreciate rail in high-density traffic corridors. Please supplementally tell us how this method of depreciation differs from the group method of depreciation and how you determine whether the use of such method is appropriate. Please be detailed in your response.

7. You disclose that normal repairs and maintenance are expensed as incurred, while costs incurred that extend the useful life of an asset, improve the safety of your operations, or improve operating efficiency are capitalized. Please tell us how you define an extension of life or an improvement of safety or operating efficiency and how you determine that expenditures extend useful lives or improve safety or operating efficiency.

Form 10-Q: For the quarterly period ended March 31, 2009

Item 1. Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 10. Properties, page 14

8. We note that the composite depreciation rate used to depreciate costs capitalized as "Rail and other track material" was reduced from 4.2% for fiscal year 2008 to 3.6% for fiscal year 2009. We note further that this change in depreciation rate effectively extended the depreciable life of rail and other track material assets from approximately 24 years to approximately 28 years, as of January 1, 2009. Per your MD&A disclosure on page 26 of your filing, the reduction in your composite depreciation rate resulted from longer asset lives and reduced track usage (based on lower gross ton-miles). In this regard, we note from the

discussion of your "Critical Accounting Policies" regarding "Property and depreciation" in your Form 10-K that you perform and submit depreciation studies related to "road property" to the STB at least every six years. However, based upon our review of the MD&A section of your most recent filings on Form 10-K, we also note that the gross ton-miles or the revenue ton-miles related to your company's operations have not declined materially between fiscal year 2003 and fiscal year 2008. Furthermore, we note from the MD&A disclosure in your Form 10-K for fiscal year 2008 that your company's cash capital expenditures related to track assets increased during both fiscal year 2007 and fiscal year 2008. As such, please explain to us how you have determined that the assets reported in the rail and other track material asset group have incurred reduced usage and demonstrated longer depreciable lives.

Form 8-K furnished April 23, 2009

9. Please revise your future filings on Form 8-K to show the computation of the non-GAAP measure "Adjusted Debt to Capital."

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief